                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                HARMONY BROOK, INC.
                                  (Name of Issuer)

                                       COMMON
                           (Title of Class of Securities)
                                     413 188 103
                           ------------------------------
                                   (CUSIP Number)

Alan C. Eidsness
Henson & Efron, P.A.
1200 Title Insurance Bldg.
400 Second Avenue South
Minneapolis, MN  55401
Telephone:  (612) 339-2500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                  December 31, 1997
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)

 or (4), check the following box . / /


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

CUSIP NO.      413 188 103                                     PAGE 2 OF 5 PAGES


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Alan C. Eidsness

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) / /
                                                                         (b) / /
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:    PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:            1,988,778 (a)

     8.   SHARED VOTING POWER:              -0-

     9.   SOLE DISPOSITIVE POWER:       1,988,778 (a)

     10.  SHARED DISPOSITIVE POWER:         -0-

11.  aggregate amount beneficially owned by each reporting person:  1,988,778(a)
                                                                    ------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    24.7%


14.  TYPE OF REPORTING PERSON:       IN

CUSIP NO.      413 188 103                                    PAGE 3 OF 5 PAGES



                                        NOTES

     (a) The reporting person directly beneficially owns 1,988,778 shares of the Issuer's common stock, which includes 10,000 shares of common stock issuable pursuant to currently exercisable warrants.

                                     SCHEDULE 13D

CUSIP NO.      413 188 103                                    PAGE 4 OF 5 PAGES

ITEM 1.   SECURITY AND ISSUER

     Common Stock, no par value

     Harmony Brook, Inc.
     1030 Lone Oak Road, Suite 110
     Eagan, Minnesota  55121

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Name:  Alan C. Eidsness
     (b) Business Address: Suite 1200, 400 Second Avenue So., Minneapolis, MN 55401
     (c)  Principal occupation:  Attorney
                                 Suite 1200, 400 Second Avenue So.
                                 Minneapolis, MN  55401
     (d)  None
     (e)  None
     (f)  U.S.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Of the total purchase price for 1,961,578 of the shares, $80,000 was from personal funds and the remainder was seller-financed as evidenced by a promissory note. The remaining 17,200 shares and warrant to purchase 10,000 shares were purchased with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION (a) - (j)

     None of items (a) - (j) applies.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) The reporting person is the owner of 1,988,778 shares of the Common Stock, (of which 10,000 shares are issuable pursuant to currently exercisable warrants) which is 24.7% of the class.

    (b) The reporting person would have sole voting and dispositive power over all.

                                     SCHEDULE 13D

CUSIP NO.      413 188 103                                     PAGE 5 OF 5 PAGES


     1,988,778 shares.
     (c)  None.
     (d)  None.
     (e)  None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a)  Promissory Note

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January   9 , 1998                      By: /s/ Alan C. Eidsness
         ---                                ---------------------------------
                                                Alan C. Eidsness